# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BiomX Inc., CIK 0001739174
CUSIP: 09090D103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 22 EINSTEIN ST., FLOOR 4, NESS ZIONA, Israel (L3), 7414003
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 001193125-24-077644
Filed by CIK 0001957515

## Reporting persons
- Cystic Fibrosis Foundation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 4,094,558; shared voting power 0; sole dispositive power 4,094,558; shared dispositive power 0; aggregate amount beneficially owned 4,094,558 (19.99% of the class)

## Item 1. Issuer
Name of issuer: BiomX Inc.
Address of issuer's principal executive offices: 22 Einstein St., 5th Floor, Ness Ziona, Israel 7414003

## Item 2. Person Filing
Name of person filing: Cystic Fibrosis Foundation
Address of principal business office or, if none, residence:
4550 Montgomery Ave. Suite 1100N
Bethesda, MD 20814
Citizenship: United States

## Item 4. Ownership
Amount beneficially owned:
4,094,558 shares.
Consists of (i) 1,787,758 shares of Common Stock held by the Reporting Person, (ii) 1,308,800 shares of Common Stock underlying shares of the Issuer's Series X Non-Voting Convertible Preferred Stock held by the Reporting Person that are convertible within 60 days (the "Series X Preferred Stock Shares"), and (iii) 998,000 shares of Common Stock underlying a warrant to purchase Common Stock held by the Reporting Person that are exercisable within 60 days (the "Warrant Shares"). The number of Warrant Shares is determined under the warrant, which provides that the Reporting Person is prohibited from exercising the warrant for such number of shares of Common Stock that would result in beneficial ownership by the Reporting Person of Common Stock exceeding 19.99% of outstanding Common Stock.
Percent of class:
19.99%
Based on (i) 18,176,602 shares of Common Stock outstanding as of November 12, 2024 (as reported in the Issuer's Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2024), plus (ii) the 1,308,800 Series X Preferred Stock Shares, plus (iii) the 998,000 Warrant Shares.
Sole power to vote or to direct the vote: 4,094,558
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,094,558
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cystic Fibrosis Foundation: /s/ Ania Howell, Vice President, Financial Services (02/14/2025)